

Chris Witherspoon · 3rd

Founder - CEO, PopViewers

New York, New York, United States · 500+ connections ·
Contact info

 PopViewers

Ohio University

Featured

 Two years ago I dreamed a really big dream, to create an entertainment-focused social network that would foster a community around content.
...

PopViewers: Movies & TV
apps.apple.com • 2 min read

109 · 40 comments

Experience

 **Founder & CEO**
PopViewers
May 2018 – Present · 3 yrs

 **Correspondent**
Fandango
Nov 2016 – Apr 2018 · 1 yr 6 mos
New York, New York

Hosted original video content, conducting high profile celebrity interviews and made regular appearances for Fandango on network and cable TV news programs.

 **Entertainment Analyst**
CNN · Contract
Jan 2015 – Nov 2016 · 1 yr 11 mos
Greater New York City Area

- Reported on breaking entertainment news stories including annual award shows and high-profile celebrity deaths.
- Pitched entertainment stories and long-form content ideas to both CNN dayside and primetime show teams   ...see more

 **Entertainment Editor**
TheGrio · Full-time
Feb 2011 – Apr 2016 · 5 yrs 3 mos
New York City

- Booked and conducted high profile celebrity interviews including Oprah Winfrey, Denzel Washington, Spike Lee, Rihanna, Hugh Jackman, Jennifer Hudson, and Harrison Ford.
- Regularly traveled to interview talent at press junkets, red carpets, premieres and film festivals across the country.   ...see more

 Chris Witherspoon reel

 **Executive Assistant To President & Chief Executive Officer, Jeff Zucker**
NBCUniversal Media, LLC · Full-time
Feb 2009 – Feb 2011 · 2 yrs 1 mo
NYC

- Coordinated special events for Jeff Zucker, such as a political fundraiser for Senator Kamala Harris and top leadership conferences for Jeff's direct reports.
- Facilitated VIP tours of NBC Studios and 30 Rockefeller Plaza for high profile guests
- Managed office space and equipment needs for NBC Universal traveling executives   ...see more

Education

 **Ohio University**
Bachelor of Arts (BA), Communication and Media Studies
2000 – 2004

Accomplishments

1   Language





1 Language
English

1 Project
Entertainment Hosting/Reporting Reel